AKERS BIOSCIENCES, INC.

201 GROVE ROAD

THOROFARE, NJ 08086

June 29, 2017

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Akers Biosciences, Inc.
Registration Statement on Form S-3
File No. 333-217390

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Akers Biosciences, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on Friday, June 30, 2017, or as soon thereafter as possible.

Very Truly Yours,

Akers Biosciences, Inc.

/s/ John J. Gormally

John J. Gormally

Chief Executive Officer